[redacted]

08025428

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SEC Mail Processing Section

FEB 27 2008

Washington, DC 103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-3641

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WaMu Investments, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
17872 Gillette Ave, Floor 3
(No. and Street)

Irvine	California	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Williams 206.500-4834
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)
Deloitte & Touche LLP

925 Fourth Ave., Suite 3300	Seattle,	Washington	98104
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

X Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

WaMu Investments, Inc. and Subsidiary

(A Wholly Owned Indirect Subsidiary of
Washington Mutual, Inc.)
(SEC ID No. 8-03641)

Consolidated Financial Statements as of and for the Year Ended December 31, 2007, Consolidated Supplemental Schedule as of December 31, 2007, Independent Auditors' Report, and Independent Auditors' Supplemental Report on Internal Control (Filed Pursuant to Rule 17a-5(e)(3) as a Public Document)

WAMU INVESTMENTS, INC. AND SUBSIDIARY
(A Wholly Owned Indirect Subsidiary of Washington Mutual, Inc.)

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, David M. Williams, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to WaMu Investments, Inc. and subsidiary (the "Company") for the year ended December 31, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO and Treasurer
Title

Notary Public

Notary Public,
State of Washington
SARAH H HANAVI
My Appointment Expires May 22, 2010

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
WaMu Investments, Inc.
Seattle, WA

We have audited the accompanying consolidated statement of financial condition of WaMu Investments, Inc. (formerly WM Financial Services, Inc.) and subsidiary (a wholly owned indirect subsidiary of Washington Mutual, Inc.) (the "Company") for the year ended December 31, 2007, and the related consolidated statements of income, cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of WaMu Investments, Inc. and subsidiary at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America:

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidated supplemental schedule g listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2008

WAMU INVESTMENTS, INC. AND SUBSIDIARY
(A Wholly Owned Indirect Subsidiary of Washington Mutual, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$ 59,255,190
RECEIVABLES:	
Clearing organization — net	8,748,568
Annuity carriers	4,804,223
Total receivables	13,552,791
FURNITURE, FIXTURES, EQUIPMENT, AND CAPITALIZED SOFTWARE — At cost — less accumulated depreciation and amortization of $3,957,559	1,866,324
GOODWILL	24,967,838
OTHER ASSETS	18,246,278
TOTAL	$117,888,421

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to affiliates — net	$ 22,035,366
Accounts payable and accrued expenses	9,813,086
Accrued salaries and related benefits	8,973,844
Deferred tax liability-net	6,231,229
Total liabilities	47,053,525
COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)	
STOCKHOLDER'S EQUITY:	
Common stock, $10 par value — authorized, 10,000 shares; issued and outstanding, 1,524 shares	15,240
Additional paid-in capital	51,085,186
Retained earnings	19,734,470
Total stockholder's equity	70,834,896
TOTAL	$117,888,421

See notes to consolidated financial statements.

WAMU INVESTMENTS, INC. AND SUBSIDIARY
(A Wholly Owned Indirect Subsidiary of Washington Mutual, Inc.)

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Commissions	$259,924,354
Other income	9,266,672
Interest	3,798,588
Total revenues	272,989,614
EXPENSES:	
Compensation, related benefits, and payroll taxes	151,855,461
Office and equipment	17,220,258
Clearing charges	13,489,695
Information processing and communication	10,700,775
Allocated services	9,157,065
General and administrative	4,617,379
Marketing	4,450,692
Professional services and outside contractors	3,402,267
Other taxes, licenses, and regulatory fees	2,281,261
Total expenses	217,174,853
INCOME BEFORE PROVISION FOR INCOME TAXES	55,814,761
INCOME TAXES	22,786,522
NET INCOME	$ 33,028,239

See notes to consolidated financial statements.

WAMU INVESTMENTS, INC. AND SUBSIDIARY
(A Wholly Owned Indirect Subsidiary of Washington Mutual, Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 33,028,239
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	990,237
Deferred tax expense	7,074,129
Changes in operating assets and liabilities that relate to operations:	
Receivable from clearing organization	(3,806,266)
Receivable from annuity carriers	179,916
Other assets	1,700,999
Payable to affiliates — net	(14,254,845)
Accounts payable and accrued expenses	(4,280,026)
Accrued salaries and related benefits	(649,542)
Net cash provided by operating activities	19,982,841
CASH FLOWS FROM INVESTING ACTIVITIES — Purchases of equipment and capitalized software — net of retirements	(875,444)
CASH FLOWS FROM FINANCING ACTIVITIES — Dividends paid to parent	(38,500,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(19,392,603)
CASH AND CASH EQUIVALENTS:	
Beginning of year	78,647,793
End of year	$ 59,255,190
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid during the year for income taxes	$ 35,264,486

See notes to consolidated financial statements.

WAMU INVESTMENTS, INC. AND SUBSIDIARY
(A Wholly Owned Indirect Subsidiary of Washington Mutual, Inc.)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2007	$15,240	$51,085,186	$ 25,206,231	$ 76,306,657
Net income			33,028,239	33,028,239
Dividends to parent			(38,500,000)	(38,500,000)
BALANCE — December 31, 2007	$15,240	$51,085,186	$ 19,734,470	$ 70,834,896

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business — WaMu Investments, Inc. (WI), formerly WM Financial Services, Inc., is an introducing securities broker/dealer registered under the Securities Exchange Act of 1934 and is a member firm of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. WI is a wholly owned indirect subsidiary of Washington Mutual Bank (WMB), a wholly owned indirect subsidiary of Washington Mutual, Inc. (WMI).

WI acts as agent for customers transactions in securities and insurance products, including variable and fixed annuities. The majority of annuities are sold by subscription and processed via Depository Trust Clearing Corporation. These transactions and all other securities transactions including mutual funds, equities, and fixed income are cleared through a third-party broker/dealer on a fully disclosed basis. A small number of annuities as well as life insurance are sold by subscription.

WI's policy is to promptly transmit all customer funds and securities received to their third-party broker/dealer or the related insurance carrier.

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of WI and its wholly owned subsidiary, WMFS Insurance Services, Inc., which sells insurance products in the state of California (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation — The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Company has used estimates in determining reported reserves for annuity commission cancellations, litigation, goodwill, and deferred taxes.

Accounting for Securities Transactions — The Company's revenues consist primarily of commissions earned from customer transactions in debt and equity securities, mutual funds, and insurance products. Commissions on customer transactions are recorded on a trade-date basis. Commissions received for annuity sales may be refunded to the insurance underwriter on a prorated basis if the customer cancels the policy within 24 months of purchase, depending on the internal policy of each insurance underwriter. The Company maintains an adequate reserve for estimated annuity commission cancellations. The total reserve at December 31, 2007 was $2,172,603, recorded in accounts payable and accrued expenses. The Company also receives certain revenue sharing from mutual funds and annuity carriers, which are recorded in other income.

Capitalization of Software Costs — Costs related to the development of new software for internal use, incurred subsequent to the preliminary project stage but prior to the point at which the computer software is substantially complete and ready for its intended use, are capitalized and amortized over the estimated useful life of the software project. Capitalized costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such costs may not be recoverable.

Depreciation and Amortization — Depreciation of furniture, fixtures, and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to ten years.

Goodwill — Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations under the purchase method of accounting. Goodwill is not amortized, but instead is tested for impairment at the reporting unit level annually or more frequently if the presence of certain circumstances indicates that impairment may have occurred. The Company performs an impairment assessment in the third quarter of each year or more frequently if circumstances necessitate. During the third quarter of 2007, the Company performed its annual impairment test and concluded there was no impairment to the book value of the Company's goodwill.

Federal and State Taxes on Income — The Company's consolidated results of operations are included in the consolidated federal and combined state income tax returns of WMI. In accordance with the intercompany tax sharing agreement, the Company is allocated income taxes to the extent it increases or reduces the consolidated group tax liability. Deferred income tax assets and liabilities are computed for differences between the financial statement and income tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on the applicable enacted tax laws and rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not to be realized.

Recently Issued Accounting Standards — In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157, *Fair Value Measurements*. FASB Statement No. 157 prescribes a definition of the term "fair value," establishes a framework for measuring fair value and expands disclosure about fair value measurements. FASB Statement No. 157 is effective for fiscal years beginning after November 15, 2007. We do not expect the application of FASB Statement No. 157 to have a material effect on the consolidated financial statements.

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. FASB Statement No. 159 permits an instrument by instrument election to account for selected financial assets and liabilities at fair value. Statement No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the application of FASB Statement No. 159 to have a material effect on the consolidated financial statements.

2. CASH AND CASH EQUIVALENTS

The Company considers amounts due from banks and all highly liquid investments with an initial maturity of three months or less to be cash equivalents. As of December 31, 2007, cash and cash equivalents consist of the following:

Cash	$ 844,430
Money market fund	58,410,760
Total	$59,255,190

3. RECEIVABLE FROM CLEARING ORGANIZATION

The net receivable from clearing organizations consists of commissions, 12b-1 distribution fees, net investment gains/losses from fixed income transactions on an agency basis, less transaction and processing charges.

4. INCOME TAXES

Income taxes consist of the following:

Current:	
Federal	$11,446,597
State	4,265,799
	15,712,396
Deferred:	
Federal	6,599,895
State	474,231
	7,074,126
Total	$22,786,522

The effective tax rate differs from the federal statutory rate of 35% primarily due to the effect of state income taxes and other permanent differences arising from certain expenses that are not deductible for income tax purposes.

The tax effects of temporary differences that gave rise to the net deferred tax liability were as follows:

Deferred tax assets:	
State taxes	$1,210,212
Accrued liabilities	2,086,103
Other	55,475
Total deferred tax assets	3,351,790
Deferred tax liabilities:	
Pension and related items	7,468,828
State taxes	2,578,362
Fixed assets	(464,171)
Total deferred tax liabilities	9,583,019
Net deferred tax liabilities	$6,231,229

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), on January 1, 2007. FIN 48 requires that a tax benefit be recognized only if it is "more likely than not" that it will be realized, based solely on its technical merits, as of the reporting date. A tax position that meets the more-likely-than-not criterion shall be measured at the largest amount of benefit that is more than 50 percent likely of being realized upon settlement. The Company had no unrecognized tax benefits recorded as of January 1, 2007 and December 31, 2007.

The Company is subject to intercompany tax sharing agreements with WMI, its ultimate parent company, which provide for settlement of income taxes based on the income tax returns as filed. As a result, the Company has recognized all income tax benefits attributable to its operations in the Company's Consolidated Financial Statements. The settlement of subsequently paid income taxes, such as those resulting from an income tax audit, takes place at the time the income tax audit is finalized and may have an impact on the Company's Consolidated Financial Statements.

The Company records interest expense and penalties related to unrecognized tax benefits as a component of income tax expense. As of January 1, 2007 and December 31, 2007, the Company had no accrued interest or penalties related to unrecognized tax benefits.

WMI and certain of its subsidiaries, including the Company, file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Generally, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years prior to 1998.

5. GUARANTEES WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers; these activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, including imposing trade limits, and reviewing information it receives from its clearing broker on a daily basis and reserving for unsecured or partially secured accounts when necessary.

6. FURNITURE, FIXTURES, EQUIPMENT, AND CAPITALIZED SOFTWARE

Furniture, fixtures, equipment, and capitalized software consist of the following:

Computer and communication equipment	$ 3,047,683
Capitalized software	2,038,075
Furniture, fixtures, and office equipment	738,125
Accumulated depreciation and amortization	(3,957,559)
Total	$ 1,866,324

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in various inquiries, investigations, and proceedings by the Securities and Exchange Commission (SEC), the FINRA, and other state and local regulatory agencies relating to certain practices in the securities industry. Some of these inquiries, investigations, and proceedings may result in adverse judgments, penalties, and fines. The Company has reserved amounts included in accounts payable and accrued expenses based on available information and settlement discussions.

However, in view of the inherent difficulty of predicting the outcome of such matters, particularly in matters which the regulators seek substantial or indeterminate damages, the Company cannot predict what the eventual outcome will be. The Company believes, based on current available information, the resolution of these matters will not have a material adverse effect on the consolidated financial condition of the Company, but may be material to the Company's consolidated operating results or cash flows for any particular period.

8. TRANSACTIONS WITH AFFILIATES

In addition to its relationship to WMI and WMB, the Company is affiliated with Washington Mutual Bank, fsb ("WMBfsb") through common ownership and management.

Self-Directed IRA Accounts — The Company services WMB's self-directed Individual Retirement Account (IRA) accounts in accordance with the Self-Directed IRA Administration and Plan Use Agreement between WMB and the Company, whereby WMB acts as trustee of the accounts and the Company as the agent. In 2007, the Company paid WMB a custodial and administration fee of $3,577,240 and received agency fees of $3,515,161. The net amount due as of December 31, 2007 is recorded in the Company's consolidated financial statements as Payable to affiliates.

The Company's employees participate in the following three stock-based compensation plans sponsored by WMI:

WAMU Shares Stock Option Plan — From time to time, the WMI Board of Directors approves grants of nonqualified stock options to certain groups of employees. The grants have been made pursuant to a series of plans, collectively known as "WAMU Shares." Generally, eligible full-time and part-time employees on the award dates are granted options to purchase shares of WMI common stock. The exercise price for all grants is the fair market value of WMI common stock on the designated dates, and all options vest one to three years after the award date and expire five to ten years from the award date. To the extent these options are exercised, the Company records the tax benefit to be received by WMI through an intercompany account.

2003 Equity Incentive Plan — In February 2003, the WMI Board of Directors adopted the 2003 Equity Incentive Plan ("2003 EIP"). On April 15, 2003, the WMI shareholders approved the adoption of the 2003 EIP, which replaced the 1994 Stock Option Plan ("1994 Plan") and the Equity Incentive Plan. Under the 2003 EIP, all of the employees, officers, directors and certain consultants, agents, advisors, and independent contractors are eligible to receive awards. Awards which may be granted under the 2003 EIP include stock options, stock appreciation rights, restricted stock and stock units, performance shares and performance units, and other stock or cash-based awards. The 2003 EIP is generally similar to the 1994 Plan and the Equity Incentive Plan, and does not affect the terms of any option granted under the 1994 Plan or stock or shares awarded under the Equity Incentive Plan.

Under the 2003 EIP, the exercise price of the option must at least equal the fair market value of WMI common stock on the date of the grant. The options generally vest on a graded schedule over one to three years, depending on the terms of the grant, and expire 10 years from the grant date.

Upon the grant of restricted stock awards, shares are issued to a trustee who releases them to recipients when the restrictions lapse. Unearned compensation is amortized as compensation expense over the restricted period. Restricted stock and stock units accrue or pay dividends. All canceled or forfeited shares become available for future grants.

Employee Stock Purchase Plan — Under the terms of the Company's Employee Stock Purchase Plan (ESPP), an employee is allowed to purchase WMI common stock at a 5% discount from the fair market value of the common stock at the end of the quarterly offering period without paying brokerage fees or commissions on purchases. WMI pays for the program's administrative expenses. The plan is open to all employees who are at least 18 years old and work at least 20 hours per week and completed three months of service with the Company. Participation is through payroll deductions with a maximum annual contribution of 10% of each employee's eligible cash compensation. Under the ESPP, dividends may be automatically reinvested at the discretion of the participant.

The expense recorded in Compensation, related benefits, and payroll taxes, in the accompanying consolidated statement of income relating to the stock-based compensation plans described above was $3,035,357.

The Company's employees participate in the following four employee benefit plans sponsored by WMI:

Pension Plan — WMI maintains a noncontributory cash balance defined benefit pension plan, which covers substantially all eligible employees of the Company. Benefits earned for each year of service are based primarily on the level of compensation in that year plus a stipulated rate of return on the benefit balance. It is WMI's policy to contribute funds on a current basis to the extent the amounts are sufficient to meet funding requirements as set forth in employee benefit and tax laws plus such additional amounts WMI determines to be appropriate. Actuarial information is prepared annually taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, costs are allocated to the Company by WMI based on eligible employees' salaries.

WaMu Savings Plan — WMI sponsors a defined contribution plan for all eligible employees of the Company that allows participants to make contributions by salary deduction equal to 75% or less of their salary pursuant to Section 401(k) of the Internal Revenue Code. Employees' contributions and the Company's matching contributions vest immediately.

Postretirement Benefit Plan — WMI provides eligible retired employees of the Company with access to medical coverage on the same basis as active employees and provides certain other health care insurance benefits to a limited number of retired employees. Postretirement benefits, such as retiree health benefits, are accrued during the years an employee provides services. Actuarial information is prepared annually taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, costs are allocated to the Company by WMI based on estimated employee benefits.

Supplemental Employee Retirement Plan — WMI sponsors supplemental employee and executive retirement plans for the benefit of certain highly compensated employees of the Company, which are designed to supplement the benefits that are accrued under the pension plan.

The expense recorded in Compensation, related benefits, and payroll taxes, in the accompanying consolidated statement of income relating to the employee benefit plans described above, was $5,077,803.

Certain common administrative and occupancy costs are allocated between the affiliated companies based on WMI management's analysis of the proportion of services utilized by each company. The Company transacts with affiliates for the following services:

Office Sublease — The Company subleases space in branch offices and other administrative locations from WMB and WMBfsb. Rent expense is based on a cost-sharing methodology and is allocated monthly. Related expense of $15,139,433 is recorded in the Company's consolidated statement of income as office and equipment.

Allocated Services — The Company, WMB, and WMI are parties to the Administrative Services Contract ("Services Contract"), dated September 8, 1998, as amended, by and between WMB and WMI. In accordance with the Services Contract, WMI provides administrative services in the areas surrounding, but not limited to, human resources, corporate accounting, and payroll. The monthly administrative service costs are allocated from WMI to the Company. Related expense of $9,157,065 is recorded in the Company's consolidated statement of income as Allocated services.

Technology Services — WMI provides technology services in the areas surrounding, but not limited to, desktop services, network access, and platform services based on allocated rates. The monthly technology service costs are allocated from WMI to the Company. Related expense of $8,288,222 is recorded in the Company's consolidated statement of income as information processing and communication.

Payable to Affiliates, net — The payable to affiliates is settled on a monthly basis and is primarily related to payroll expenses payable to WMB as paying agent for the Company and other allocated charges. Included in the net payable to WMB is a tax-related balance of $3,719,661 due from affiliates. Additionally, Payable to affiliates includes rent amounts for certain locations payable to other affiliates. As of December 31, 2007, the balance consists of the following:

Payable to WMB — net	$21,810,846
Payable to WMI	200,985
Payable to other affiliates	23,535
Total	$22,035,366

9. DIVIDENDS TO WMB

During 2007, the Board of Directors of the Company approved and paid dividends to WMB, the Company's indirect parent, totaling $38,500,000.

10. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

As of December 31, 2007, the Company was exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The minimum net capital requirement is the greater of $250,000 or 2% of aggregate debit items. At December 31, 2007, the Company had net capital of $11,853,269, which was $11,603,269 in excess of its required net capital of $250,000.

12. SUBSEQUENT EVENT

The Board of Directors of the Company approved and paid a dividend to WMB, the Company's indirect parent, in the amount of $7,000,000 in February 2008.

* * * * * *

WAMU INVESTMENTS, INC. AND SUBSIDIARY
(A Wholly Owned Indirect Subsidiary of Washington Mutual, Inc.)

CONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007

NET CAPITAL:	
Total consolidated stockholder's equity	$70,834,896
Nonallowable assets and other charges:	
Amounts receivable from clearing organization	8,748,568
Amounts receivable from annuity carriers	4,804,223
Furniture, fixtures, and equipment	1,866,324
Goodwill	24,967,838
Other assets	17,406,412
Total nonallowable assets and other charges	57,793,365
NET CAPITAL BEFORE HAIRCUTS	13,041,531
HAIRCUTS ON SECURITIES	1,188,262
NET CAPITAL	$11,853,269
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT —	
Minimum net capital required, the greater of $250,000 or 2% of aggregate debit items	$ 250,000
Excess net capital	$11,603,269

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing as of December 31, 2007.

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
www.deloitte.com

February 25, 2008

WaMu Investments, Inc.
1301 Second Avenue
Seattle, WA 98101

In planning and performing our audit of the consolidated financial statements of WaMu Investments, Inc. and subsidiary (a wholly owned indirect subsidiary of Washington Mutual, Inc.) (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 25, 2008) in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives

This report is intended solely for the information and use of the Board of Directors, Financial Industry Regulatory Authority, Inc. management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

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